

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2017

Jack A. Scott
Chief Executive Officer
Spindle Inc.
1201 S. Alma School Rd., Suite 12500
Mesa, Arizona 85210

      Re: **Spindle Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Form 10-Q for the Period Ended June 30, 2017
               Filed April 19, 2017 and August 14, 2017
               File No. 0-55151

Dear Mr. Scott:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation, page 22

1. It appears you added cost of sales to arrive at gross profit instead of subtracting amounts in the table reconciling adjusted EBITDA. Please advise or revise.

2. Your current reconciliation of adjusted EBITDA is similar to presenting a full non-GAAP income statement and is considered more prominent. Additionally, you begin your reconciliation with net operating loss instead of beginning with net loss. As such, please revise your reconciliation to remove revenue and expense items, begin your

reconciliation with net loss and reconcile net loss to adjusted EBITDA showing only those adjustments that affected net loss. Refer to Question 102.10 in the Non-GAAP Financial Measures section of our Compliance Disclosure and Interpretations. Please note that this comment also applies to filings on Form 10-Q.

Item 9A. Controls and Procedures

Internal Controls, page 28

3. In future filings, please disclose which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Exhibit Index

4. It appears your Form 10-K is incorporated by reference into Form S-8 filed June 6, 2014. Please tell us why you did not file a consent related to the use of the audit report. Refer to Item 601(23) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Condensed Statements of Cash Flows

5. Please reconcile for us the changes in operating assets and liabilities to the change in such amounts reflected in the condensed balance sheet at June 30, 2017 on page 4.

Note 7 – Other intangible Assets, page 12

6. We understand that you did not recognize the fair value the contingent consideration payable to CoverCake, Inc. because the actual payout is not currently determinable beyond a reasonable doubt. Please explain to us why you are unable to estimate the fair value of the contingent consideration. Please refer to ASC 805-50-30-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products